Filed by The AZEK Company Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject company: The AZEK Company Inc.

Commission file number: 001-39322

The AZEK Company Inc. and James Hardie Industries plc issued the following joint press release on March 23, 2025.

James Hardie and AZEK to Combine Creating a Leading Building Products Growth Platform

Combines World-Class Talent with Shared Cultures Focused on Providing Winning Solutions Across the Customer Value Chain

Unites Highly Complementary Offerings of Leading Exterior Brands and Significantly Expands James Hardie’s Total Addressable Market

Expected to Accelerate James Hardie’s Revenue Growth Trajectory and Generate at Least $350 Million of Additional Annual Adjusted EBITDA from Synergies when Fully Realized

Expected to be Accretive to James Hardie’s Cash Earnings Per Share in First Full Fiscal Year After Closing

Combined Company’s Compelling Value Proposition, Increased Scale, Significant Runway for Enhanced Financial Growth and Two Major Global Listings Unlocks Potential for Valuation Uplift

Companies to Host Investor Conference Call Today, March 24, 2025 at 9:00am Australian Eastern Daylight Time / March 23, 2025 at 6:00pm U.S. Eastern Time

SYDNEY and CHICAGO, March 23, 2025 – James Hardie Industries plc (ASX / NYSE: JHX) (“James Hardie” or the “Company”), a leader in providing high-performance, low-maintenance building products and solutions, and The AZEK Company Inc. (NYSE: AZEK) (“AZEK”), a leading manufacturer of high-performance, low-maintenance and environmentally sustainable outdoor living products, today announced entry into a definitive agreement (the “Agreement”) under which James Hardie will acquire AZEK for a combination of cash and James Hardie shares with a total transaction value of $8.75 billion, including AZEK’s net debt of approximately $386 million as of December 31, 2024.

Under the terms of the Agreement, AZEK shareholders will receive $26.45 in cash and 1.0340 ordinary shares of James Hardie to be listed on the New York Stock Exchange (NYSE) for each share of AZEK common stock they own. The stock and cash consideration represents a total per share value of $56.88, based on the closing stock price of AU$46.80 per share of James Hardie’s CHESS Depositary Interest (CDI) listing on the Australian Securities Exchange (ASX) on March 21, 2025, which is a 26% premium to AZEK’s volume-weighted average price (VWAP) over the 30 trading days prior to March 21, 2025 and a 21% premium to AZEK’s VWAP over the 60 trading days prior to March 21, 2025. Upon completion of the transaction, James Hardie and AZEK shareholders are expected to own approximately 74% and 26%, respectively, of the combined company. Following the closing of the transaction, James Hardie’s ordinary shares will be listed on the NYSE and James Hardie is expected to be eligible for broader index inclusion in the U.S. in the future. James Hardie will maintain its current CDI listing and index inclusion on the ASX.

The combination of James Hardie and AZEK will create a leading exterior and outdoor living building products growth platform with efficient scale and profitability supported by leading brands driving material conversion. By bringing together highly complementary products that span siding, exterior trim, decking, railing and pergolas, the combined company will offer a comprehensive and innovative material replacement solution to homeowners, customers and contractors.

“This combination with AZEK is an extraordinary opportunity to accelerate our growth strategy, deliver enhanced and differentiated solutions to our customers and drive shareholder value,” said Aaron Erter, James Hardie CEO. “We are uniting two highly complementary companies with large material conversion opportunities and shared cultures centered around providing winning solutions to our customers and contractors. Together, we will be well positioned to drive sustained above market growth as a leader across attractive categories for the exterior of the home. The consumer journeys for siding and decking often overlap and both companies have excelled at demand creation for the homeowner and innovative products and solutions for the contractor. Additionally, given the substantial opportunity to drive synergies and James Hardie and AZEK’s shared discipline around operational efficiency, we expect to significantly enhance the combined company’s profitability and cash flow. On behalf of the entire James Hardie team, I look forward to welcoming the talented AZEK team to the James Hardie family and together extending our track record of success.”

“Over AZEK’s more than 40-year history, we have made strategic investments in innovation, capabilities and talent, driving sustained above-market growth with our industry-leading brands, including TimberTech and AZEK Exteriors, and delivering an attractive margin profile with significant opportunities for expansion ahead. Building upon our proven track record of success, today marks an exciting start to the next phase of AZEK’s journey to further accelerate growth and material conversion,” said AZEK CEO, Jesse Singh. “Together with James Hardie, we are delivering value to AZEK shareholders and providing them meaningful participation in the long-term secular and financial growth opportunities created by the combined company. We are bringing together two customer-centric organizations with a shared commitment to innovation and building a better, more sustainable and resilient future, and we are excited about the opportunities ahead.”

Compelling Strategic and Financial Benefits

•

Creates a leading exterior and outdoor living growth platform: The transaction brings together two high-growth companies with complementary product offerings across major categories on the exterior of the home. James Hardie’s and AZEK’s brands benefit from efficiencies of scale and innovative products and, when combined, will create a compelling proposition across the customer value chain. The addition of AZEK, which has averaged more than 15% net sales growth in its residential business segment over the last seven years, will materially enhance James Hardie’s top-line growth trajectory. As a result of the combination, over the next five years, the annual growth rates of James Hardie’s net sales and adjusted EBITDA are expected to accelerate by more than 250 basis points and 300 basis points, respectively.

•

Accelerates material conversion-led growth: Both companies have a long history of material conversion-led growth; each offering products with compelling aesthetics and durability. The combined company will increase its total addressable market in North America to $23 billion and have a meaningful opportunity to drive accelerated material conversion across its combined product offering.

•

Provides customers a comprehensive solution of sustainable exterior and outdoor living brands: Together, James Hardie and AZEK provide a full-wrap and complementary solution for the exterior of the home, offering beautiful, resilient, fire, pest and weather resistant products that are easy to install with reduced maintenance and lower lifecycle costs. The combination will allow James Hardie to deliver significant benefits to all of its partners throughout the customer value chain.

•

Delivers best-in-class financial profile: The combination of James Hardie and AZEK creates a company with an accelerated growth rate, peer-leading profitability and robust cash generation. In the 12-month period ended December 31, 2024, James Hardie and AZEK generated $5.9 billion in net sales, more than $1.8 billion in adjusted EBITDA and adjusted EBITDA margin of 31%, on a combined company basis and including the total expected run-rate benefit of synergies. The transaction is also expected to be accretive to

James Hardie’s cash earnings per share[1] in the first full fiscal year after the closing of the transaction. Once run-rate cost synergies are achieved, the combined company is expected to generate robust annual free cash flow of greater than $1 billion, which James Hardie intends to use to support organic growth, deleverage and fund ongoing share repurchases. Further, the transaction delivers return on invested capital (“ROIC”2) in excess of James Hardie’s cost of capital within the medium term. James Hardie plans to execute up to $500 million of share repurchases in the 12 months after the closing of the transaction. At close, pro forma leverage is expected to be ~2.8x net debt to LTM adjusted EBITDA. James Hardie is targeting a leverage ratio below 2.0x net debt to LTM adjusted EBITDA, inclusive of share repurchases, by the end of the second full fiscal year after the closing of the transaction. The combined business is also well positioned for a valuation uplift as a leading growth platform in building products with a strengthened financial profile, and greater global institutional investor relevance through two major stock exchange listings.

•

Unlocks significant value through cost and commercial synergies: Through at least $125 million of cost synergies and $500 million of commercial synergies, James Hardie expects to achieve at least $350 million of additional annual adjusted EBITDA. The full run-rate impact of cost and commercial synergies is expected to be realized three and five years post the closing of the transaction, respectively. The commercial synergies are underpinned by significant wallet share opportunities with each company’s existing contractor network and customer base, as well as through enhanced offerings and a national footprint across North America. As a result, the Company believes there could be meaningful upside to the commercial synergies.

Governance and Leadership

James Hardie CEO Aaron Erter will serve as Chief Executive Officer, and James Hardie CFO Rachel Wilson will serve as Chief Financial Officer, of the combined company.

Upon the closing of the transaction, Howard Heckes, Gary Hendrickson and Jesse Singh will join James Hardie’s Board of Directors.

Transaction Details

The boards of directors of both James Hardie and AZEK have each unanimously approved the transaction. The transaction is currently anticipated to close in the second half of calendar year 2025 and is subject to customary closing conditions, regulatory approvals and AZEK shareholder approval. A vote by James Hardie shareholders is not required for James Hardie to issue shares in connection with the transaction.

James Hardie intends to fund the cash portion of the transaction through debt financing and has secured a fully committed bridge financing facility led by Bank of America and Jefferies LLC.

James Hardie and AZEK Full Year 2025 Guidance

James Hardie today reaffirmed its fiscal year 2025 guidance provided on November 13, 2024, for North American volume and EBIT Margin, as well as Adjusted Net Income, not including any acquisition related costs.

AZEK also reaffirmed all elements of its full-year fiscal 2025 and second quarter of fiscal 2025 outlook provided on February 4, 2025.

[1]

Cash earnings per share represents net income excluding non-cash charges for amortization of intangibles, financing fees, stock-based compensation, and associated taxes, divided by the fully diluted number of shares outstanding

[2]

Post-tax EBITA including synergies, divided by invested capital including equity purchase price, assumed net debt adjusted for investment in working capital, growth capital expenditure and costs to achieve synergies

Advisors

Jefferies LLC is serving as lead financial advisor, and BofA Securities is serving as co-advisor, to James Hardie. Skadden, Arps, Slate, Meagher & Flom LLP, Arthur Cox LLP and Gilbert + Tobin are serving as legal counsel to James Hardie.

Goldman Sachs is serving as financial advisor to AZEK, and Wachtell, Lipton, Rosen & Katz is serving as its legal counsel.

Conference Call and Webcast

James Hardie and AZEK leadership will host a conference call and online webcast at 9:00am Australian Eastern Daylight Time on Monday, March 24, 2025 / 6:00pm U.S. Eastern Time on Sunday, March 23, 2025 to discuss the transaction. Interested U.S. parties may call 1-800-451-7724, international participants should call 1-785-424-1116 and Australia participants should call 180-014-4837. All participants should use the access code: 29082. Please dial in at least 10 minutes before the call start time to ensure that you are connected to the call and to register your name and company.

Those who wish to listen to the live conference call and view the accompanying presentation slides should visit the Events & Presentations tab of the Investor Relations section of James Hardie’s website at https://ir.jameshardie.com.au/ or AZEK’s website at https://investors.azekco.com/overview/default.aspx. The press release and presentation slides for the call will be posted to the Investor Relations section of each company’s website prior to the call.

A replay of the webcast can also be accessed via the Investor Relations section of each company’s website.

About James Hardie

James Hardie Industries plc is the world’s #1 producer and marketer of high-performance fiber cement and fiber gypsum building solutions. We market our fiber cement products and systems under the Hardie™ brand, such as Hardie® Plank, Hardie® Panel, Hardie® Trim, Hardie® Backer, Hardie® Artisan Siding, Hardie™ Architectural Collection, and other brand names such as Cemboard®, Prevail®, Scyon®, Linea® and Hardie™ Oblique™ cladding. We are also a market leader in the European premium timber frame and dry lining business, especially in Germany, Switzerland and Denmark. We market our fiber gypsum and cement-bonded boards under the fermacell® brand and our fire-protection boards under the AESTUVER® brand. James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland.

About The AZEK® Company

The AZEK Company Inc. (NYSE: AZEK) is the industry-leading designer and manufacturer of beautiful, low maintenance and environmentally sustainable outdoor living products, including TimberTech® decking and railing, Versatex® and AZEK® Trim, and StruXure® pergolas. Consistently awarded and recognized as the market leader in innovation, quality, aesthetics and sustainability, our products are made from up to 85% recycled material and primarily replace wood on the outside of homes, providing a long-lasting, eco-friendly, and stylish solution to consumers. Leveraging the talents of its approximately 2,000 employees and the strength of relationships across its value chain, The AZEK Company is committed to accelerating the use of recycled material in the manufacturing of its innovative products, keeping hundreds of millions of pounds of waste and scrap out of landfills each year, and revolutionizing the industry to create a more sustainable future. The AZEK Company has recently been named one of America’s Most Responsible Companies by Newsweek, a Top Workplace by the Chicago Tribune and U.S. News and World Report, one of Barron’s 100 Most Sustainable U.S. Companies, one of TIME’s World’s Best Companies in Sustainable Growth for 2025, and celebrated in Fast Company’s 2024 Brands That Matter list, where TimberTech was highlighted as a benchmark brand. Headquartered in Chicago, Illinois, the company operates manufacturing and recycling facilities in Ohio, Pennsylvania, Idaho, Georgia, Nevada, New Jersey, Michigan, Minnesota and Texas.

Cautionary Disclosure Regarding Forward-Looking Statements

Statements in this communication, including statements regarding the proposed acquisition of The AZEK Company Inc. (“AZEK”) by James Hardie Industries plc (“JHX”), that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include statements about the anticipated benefits of the proposed transaction between JHX and AZEK (the “Transaction”), including estimated synergies, and the expected timing of completion of the Transaction; statements about the Company’s future performance; and statements regarding the Company’s plans, objectives or goals. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “trend,” “forecast,” “guideline,” “aim,” “objective,” “will,” “should,” “could,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions may identify forward-looking statements but are not the exclusive means of identifying such statements. Investors are cautioned not to place undue reliance on forward-looking statements.

Forward-looking statements of JHX and AZEK, respectively, are based on the current expectations, estimates and assumptions of JHX and AZEK, respectively, and, because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the control of JHX or AZEK. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by forward-looking statements. These factors include risks and uncertainties relating to the Transaction, including, but not limited to, the possibility that required regulatory approvals for the Transaction or approval of the Transaction by AZEK’s stockholders and other conditions to closing are not received or satisfied on a timely basis or at all; the possible occurrence of events that may give rise to a right of either or both of JHX and AZEK to terminate the merger agreement providing for the Transaction; possible negative effects of the announcement or the consummation of the Transaction on the market price of JHX’s and/or AZEK’s shares and/or on their respective businesses, financial conditions, results of operations and financial performance; uncertainties as to access to financing (including financing for the Transaction) on a timely basis and on reasonable terms; the impact of the additional indebtedness the Company would incur in connection with the Transaction; risks relating to the value of the JHX shares to be issued in the Transaction and the contemplated listing arrangements for JHX shares and depositary interests following the Transaction; risks relating to significant transaction costs and/or unknown liabilities; the possibility that the anticipated synergies and other benefits from the Transaction cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing consent and/or other provisions that may be triggered by the Transaction; risks associated with Transaction-related litigation; the possibility that costs or difficulties related to the integration of JHX’s and AZEK’s businesses will be greater than expected; the risk that the Transaction and its announcement could have an adverse effect on the parties’ relationships with its and their employees and other business partners, including suppliers and customers; the potential for the Transaction to divert the time and attention of management from ongoing business operations; the potential for contractual restrictions under the merger agreement providing for the Transaction to adversely affect the parties’ ability to pursue other business opportunities or strategic transactions; the risk of other Transaction related disruptions to the businesses, including business plans and operations, of JHX and AZEK; and the possibility that, as a result of the Transaction or otherwise, JHX could lose its foreign private issuer status and be required to bear the costs and expenses related to full compliance with rules and regulations that apply to U.S. domestic issuers. There can be no assurance that the Transaction will in fact be consummated in the manner described or at all.

Additional important factors relating to JHX that could cause actual results to differ materially from those reflected in forward-looking statements include, but are not limited to, the risks and uncertainties described in Section 3 “Risk Factors” in JHX’s Annual Report on Form 20-F for the fiscal year ended March 31, 2024 (the “JHX 2024 Annual Report”); changes in general economic, political, governmental and business conditions globally and in the countries in which JHX does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; and changes in business strategy. Additional important factors relating to AZEK that could cause actual results to differ materially from those reflected in forward-looking statements include, but are not limited to, the risks and uncertainties described in AZEK’s Annual Reports on Form 10-K and Form 10-K/A, Quarterly Reports on Form 10-Q and in its other filings with the U.S. Securities and Exchange Commission (the “SEC”).

These factors are not necessarily all of the factors that could cause JHX’s, AZEK’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, could also harm JHX’s, AZEK’s or the combined company’s results.

The foregoing discussion of risks and uncertainties is not exhaustive; other risks and uncertainties may cause actual results to differ materially from those referenced in any forward-looking statements. All forward-looking statements attributable to JHX, AZEK or the combined company, or persons acting on JHX’s or AZEK’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements in this communication speak only as of the date of this communication and are statements of then current expectations concerning future results, events and conditions. Neither JHX nor AZEK assumes any obligation to update any forward-looking statements or information except as required by law. If JHX or AZEK updates one or more forward-looking statements, no inference should be drawn that JHX or AZEK will make additional updates with respect to those or other forward-looking statements. Further information regarding JHX, AZEK and factors that could affect the forward-looking statements contained herein can be found in the JHX 2024 Annual Report and in other documents filed or furnished by JHX with the SEC and in AZEK’s Annual Report on Form 10-K for the fiscal year ended September 30, 2024, and in its other documents filed or furnished with the SEC.

Important Information and Where to Find It

In connection with the proposed transaction between JHX and AZEK, JHX will file with the SEC a registration statement on Form F-4, which will include a proxy statement of AZEK that also serves as a prospectus of JHX (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. Investors and security holders are urged to read the proxy statement/prospectus and other relevant documents filed with the SEC when they become available, because they contain or will contain important information. The definitive proxy statement/prospectus will be sent to AZEK’s stockholders. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (when they become available) and other documents that are filed or will be filed with the SEC by JHX or AZEK through the SEC’s website at https://www.sec.gov. Copies of documents filed with the SEC by JHX will be available from JHX free of charge on JHX’s website at ir.jameshardie.com.au or upon request submitted to JHX by e mail addressed to investor.relations@jameshardie.com.au. Copies of documents filed with the SEC by AZEK will be available from AZEK free of charge on AZEK’s website at investors.azekco.com or upon request submitted to AZEK by mail addressed to The AZEK Company Inc., Attention: Corporate Secretary, 1330 W Fulton Street #350, Chicago, Illinois 60607. The information included on, or accessible through, JHX’s or AZEK’s website is not incorporated by reference into this communication.

Participants in the Solicitation

JHX and certain of its directors, executive officers and other employees, and AZEK and its directors and certain of AZEK’s executive officers and other employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about JHX’s directors and executive officers is contained in “Section 1—Directors, Senior Management and Employees” in JHX’s Annual Report on Form 20-F for the fiscal year ended March 31, 2024, filed with the SEC on May 20, 2024; in Exhibit 99.7 to JHX’s report on Form 6 K furnished to the SEC on May 21, 2024; in Exhibits 99.6 through 99.13 to JHX’s report on Form 6 K furnished to the SEC on June 21, 2024; in Exhibit 99.2 to JHX’s report on Form 6 K furnished to the SEC on July 12, 2024; in Exhibit 99.6 to JHX’s report on Form 6 K furnished to the SEC on August 13, 2024; in Exhibit 99.11 to JHX’s report on Form 6 K furnished to the SEC on August 23, 2024; in Exhibits 99.5 through 99.13 to JHX’s report on Form 6 K furnished to the SEC on September 20, 2024; in Exhibits 99.4 through 99.12 to JHX’s report on Form 6 K furnished to the SEC on December 20, 2024; and in other documents subsequently filed or furnished by JHX with the SEC. Information about AZEK’s directors and executive officers is contained in “Nominees for Director,” “Proposal No. 1—Election of Directors,” “Corporate Governance,” “Executive Officers,” “Compensation Discussion and Analysis,” “2024 CEO Pay Ratio Disclosure,” “Pay-Versus-Performance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Related Person Transactions”

in AZEK’s definitive proxy statement in connection with its 2025 annual meeting of stockholders, filed with the SEC on January 13, 2025; in AZEK’s Current Report on Form 8 K (Amendment No. 1) filed with the SEC on January 24, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by AZEK’s directors and executive officers; and in other documents subsequently filed or furnished by AZEK with the SEC. Additional information regarding ownership of AZEK’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 and 4. The documents referenced above in this paragraph may be obtained free of charge as described above under the heading “Important Information and Where to Find It.” Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the joint proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Non-GAAP Financial Measures

This press release includes financial measures, such as free cash flow, adjusted EBITDA, adjusted EBITDA margin and cash earnings per share, that are not calculated and presented in accordance with generally accepted accounting principles in the United States (“GAAP”). Such non-GAAP financial measures should not be considered in isolation or as a substitute for comparable GAAP measures and may not be comparable to similarly titled non-GAAP financial measures reported by other companies. As referenced in this press release in relation to James Hardie or the combined company after the closing of the transaction, adjusted EBITDA represents earnings (loss) before interest and tax plus depreciation and amortization, excluding the earnings impact of legacy items (such as asbestos adjustments), adding back asset impairment charges and restructuring expenses; adjusted EBITDA margin represents adjusted EBITDA as a percentage of net sales; free cash flow represents net cash provided by operating activities minus capital expenditures minus cost to achieve synergies net of taxes; cash earnings per share represents net income excluding non-cash charges for amortization of intangibles and financing fees, stock-based compensation, and associated taxes, divided by the fully diluted number of shares outstanding; and net debt equals total debt minus cash and cash equivalents. Financial information in this press release relating to the combined businesses of James Hardie and AZEK is based on management’s estimates, assumptions and projections and has not been determined in accordance with Article 11 of Regulation S-X of the SEC relating to pro forma financial information.

James Hardie Contacts:

Investor Relations:

Joe Ahlersmeyer, CFA

Vice President, Investor Relations

+1 773-970-1213

Luke Thrum

Director, Investor Relations

+61 447-894-834

investors@jameshardie.com

Media:

U.S.

Ed Trissel / Arielle Rothstein

Joele Frank, Wilkinson Brimmer Katcher

+1 212-355-4449

Australia

Jack Gordon

Sodali & Co.

+61 478 060 362

jack.gordon@sodali.com

AZEK Investor and Media Contacts:

Investor Relations Contact:

Eric Robinson

312-809-1093

ir@azekco.com

Media Contact:

Amanda Cimaglia

Media Relations

312-809-1093

media@azekco.com

Jim Golden / Tali Epstein

Collected Strategies

azek-cs@collectedstrategies.com